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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-7182
Merrill Lynch & Co., Inc.

(Exact name of registrant as specified in its charter)
4 World Financial Center, New York, New York 10080; (212) 449-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $1.33 1/3 per share
Floating Rate Non-Cumulative Preferred Stock, Series 1
Floating Rate Non-Cumulative Preferred Stock, Series 2
6.375% Non-Cumulative Preferred Stock, Series 3
Floating Rate Non-Cumulative Preferred Stock, Series 4
Floating Rate Non-Cumulative Preferred Stock, Series 5
6.70% Noncumulative Perpetual Preferred Stock, Series 6
6.25% Noncumulative Perpetual Preferred Stock, Series 7
8.625% Non-Cumulative Preferred Stock, Series 8

(Title of each class of securities covered by this Form)
Please see Annex A attached hereto

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☑
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☑
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:
Common Stock, par value $1.33 1/3 per share: 1;
Floating Rate Non-Cumulative Preferred Stock, Series 1; Floating Rate Non-Cumulative Preferred Stock,
Series 2; 6.375% Non-Cumulative Preferred Stock, Series 3; Floating Rate Non-Cumulative Preferred Stock,
Series 4; Floating Rate Non-Cumulative Preferred Stock, Series 5; 6.70% Noncumulative Perpetual Preferred Stock,
Series 6; 6.25% Noncumulative Perpetual Preferred Stock, Series 7; 8.625% Non-Cumulative Preferred Stock, Series 8: 0
     Pursuant to the requirements of the Securities Exchange Act of 1934, Merrill Lynch & Co., Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 2, 2009	By:	/s/ John Thurlow
		Name:	John Thurlow
		Title:	Assistant Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information
contained in this form are not required to respond unless the
SEC2069(12-04)	form displays a currently valid OMB control number.

Annex A
Trust Preferred Securities of Merrill Lynch Capital Trust I
6.050% Subordinated Notes Due May 16, 2016
Floating Rate Subordinated Notes Due December 1, 2026
6 3/4% Notes Due June 1, 2028
6% Notes Due July 15, 2005; 6 1/2% Notes Due July 15, 2018
6% Notes Due November 15, 2004; 6 7/8% Notes Due November 15, 2018
6% Notes Due February 17, 2009
Exchange Liquid Option™ Notes Due 2032 (Zero Coupon-Floating Rate-Senior)
0.25% Callable and Exchangeable Notes Linked to the Performance of Apache Corporation Common Stock Due August 24, 2009
S&P 500® Market Index Target-Term Securities® Due June 3, 2010
S&P 500® Market Index Target-Term Securities® Due September 4, 2009
Market Index Target-Term Securities® based upon the Dow Jones Industrial AverageSM Due August 7, 2009
S&P 500® Market Index Target-Term Securities® Due June 29, 2009
Callable Market Index Target-Term Securities® Due May 4, 2009 Linked to the Amex Biotechnology IndexSM
Callable Market Index Target-Term Securities® Due May 4, 2009 Linked to the S&P 500® Index
Nikkei 225 Market Index Target-Term Securities® Due March 30, 2009
Market Index Target-Term Securities® based upon the Russell 2000® Index Due March 30, 2009
Market Index Target-Term Securities® based upon the Dow Jones Industrial AverageSM Due January 16, 2009
PROtected Covered Call EnhancED Income NoteSSM Linked to the Select 30 PROCEEDS Index, Series 3 Due October 4, 2010
Strategic Return Notes® Linked to the Select Utility Index Due September 28, 2009
Leveraged Index Return NotesSM Linked to the Dow Jones Industrial AverageSM Due September 28, 2009
PROtected Covered Call EnhancED Income NoteSSM Linked to the S&P 500/DJ-AIG Commodity PROCEEDS Index Due July 6, 2010
PROtected Covered Call EnhancED Income NoteS Linked to the S&P 500 Inflation PROCEEDS Index Due May 10, 2012
PROtected Covered Call EnhancED Income NoteSSM Linked to the Global Equity PROCEEDS Index Due March 8, 2010
Strategic Return Notes® Linked to the CBOE S&P 500® BuyWrite Index Due February 11, 2010
PROtected Covered Call EnhancED Income NoteSSM Linked to the Select 30 PROCEEDS Index, Series 2 Due February 4, 2010t
PROtected Covered Call EnhancED Income NoteS Linked to the Value Line 30 PROCEEDS Index Due November 30, 2009
Global Equity Performance Weighted Warrants, Series 1 exercisable August 25, 2011
Select 10 Proceeds PROtected Covered Call EnhancED Income NoteS Linked to the Select 10 PROCEEDS Index, Series 2 Due September 29, 2009
Leveraged Index Return Notes Linked to the Nikkei 225 Index Due March 2, 2009
PROtected Covered Call EnhancED Income NoteSSM Linked to the Select 30 PROCEEDS Index Due August 31, 2009
Global Equity Performance Weighted Notes, Series 1 Due August 25, 2011
Strategic Return Notes® Linked to the Industrial 15 Index Due August 3, 2009
PROtected Covered Call EnhancED Income NoteSSM Linked to the Select 10 PROCEEDS Index Due August 4, 2009
SUMmation SecuritiesSM Linked to the Performance of the S&P 500® Index Due July 2, 2010
Strategic Return Notes® Linked to the Select Ten Index Due June 4, 2009
97% Protected Notes Linked to the Performance of the Global Equity Basket Due February 14, 2012

International Strategic Return Notes® Linked to the Select Asia Total Return Index Due May 5, 2009
Strategic Return Notes® Linked to the Industrial 15 Index Due March 30, 2009
97% Protected Notes Linked to the Performance of the Dow Jones Industrial AverageSM Due March 28, 2011
Strategic Return Notes® Linked to the Select Ten Index Due March 2, 2009
Strategic Return Notes® Linked to the Select Utility Index Due February 25, 2009
Dow Jones Industrial AverageSM Market Index Target-Term Securities® Due December 27, 2010
S&P 500® Market Index Target-Term Securities® Due August 5, 2010
Nikkei 225 Market Index Target-Term Securities® Due March 8, 2011
Nikkei 225 Market Index Target-Term Securities® Due September 30, 2010
Principal Protected Averaging Notes Linked to the S&P 500® Index Due July 15, 2011
Floating Rate Subordinated Notes Due September 15, 2026
6.22% Subordinated Notes Due September 15, 2026
6.11% Subordinated Notes Due January 29, 2037
Income Capital Obligations Notes Initially Due June 15, 2062
5.70% Subordinated Notes Due May 2, 2017
Floating Rate Subordinated Notes Due May 2, 2017
Income Capital Obligations Notes Initially Due September 15, 2062
7.75% Subordinated Notes Due May 14, 2038
Floating Rate Notes Due November 9, 2009
4.5% Notes Due January 30, 2012
Fixed to Floating Rate Subordinated Notes Due May 30, 2022
Inflation-Linked Notes Linked to the Performance of the Consumer Price Index Due June 29, 2015
Protected Growth Notes Linked to the Performance of the S&P 500 Index Due January 2, 2014
Zero Coupon Convertible Securities Exchangeable into Berkshire Hathaway Inc. Class B Common Stock Due March 15, 2010
PROtected Covered Call EnhancED Income NoteSSM Linked to the Income Select 10 PROCEEDS Index Due May 12, 2010
Leveraged Municipal/LIBOR Notes Due January 22, 2027
Fixed Rate Notes Due June 11, 2010
Fixed Rate Notes Due September 25, 2018
Notes Linked to the 30-Year/2-Year U.S. Dollar Constant Maturity Swap Rates Due March 21, 2022
Buffered Return Notes Linked to the Equally Weighted Index Basket Due October 29, 2010
Fixed Rate Notes Due June 10, 2012
Floating Rate Notes Due March 23, 2010
Floating Rate Notes Due March 23, 2010
Fixed Rate Notes Due April 5, 2037
Notes Linked to 6-Month U.S. Dollar LIBOR Due April 5, 2022
100% Principal Protected Notes Linked to the 30-Year/2-Year U.S. Dollar Constant Maturity Swap Rates Due April 5, 2019
100% Principal Protected Notes Linked to the 5-Year/2-Year U.S. Dollar Constant Maturity Swap Rates Due May 2, 2017
100% Principal Protected Notes Linked to the 30-Year/2-Year U.S. Dollar Constant Maturity Swap Rates Due May 9, 2022
Floating Rate Notes Due May 8, 2009
Floating Rate Notes Due May 8, 2009
Floating Rate Notes Due March 8, 2009
100% Principal Protected Notes Linked to the 5-Year/2-Year U.S. Dollar Constant Maturity Swap Rates Due May 18, 2017
100% Principal Protected Notes Linked to the 30-Year/10-Year/2-Year U.S. Dollar Constant Maturity Swap

Rates Due May 31, 2022
100% Principal Protected U.S. Dollar Index® Notes Due May 31, 2010
100% Principal Protected Notes Linked to the 5-Year/2-Year U.S. Dollar Constant Maturity Swap Rates Due June 6, 2017
Fixed Rate Notes Due June 15, 2037
Floating Rate Notes Due June 5, 2012
100% Principal Protected Notes Linked to the 30-Year/10-Year/2-Year U.S. Dollar Constant Maturity Swap Rates Due June 29, 2022
Fixed Rate Notes Due June 26, 2037
Buffered Return Notes Linked to an Equally Weighted Index Basket Due July 26, 2012
Floating Rate Notes Due June 29, 2009
100% Principal Protected Callable Notes Linked to 3-Month U.S. Dollar LIBOR Due August 3. 2012
Lesser Index Annual Review Notes Linked to the S&P 500® Index and the Dow Jones EURO STOXX 50SM Index Due August 10, 2010
Buffered Return Enhanced Notes Linked to the Nikkei 225® Index Due August 10, 2009
Lesser Index Annual Review Notes Linked to the S&P 500® Index and the Nikkei 225 Index® Due August 17, 2010
Annual Review Notes Linked to the S&P 500® Index Due August 16, 2010
Annual Review Notes Linked to the S&P 500® Index Due August 16, 2010
Fixed Rate Notes Due August 15, 2012
100% Principal Protected Notes Linked to the 30-Year/10-Year U.S. Dollar Constant Maturity Swap Rates Due August 29, 2022
Fixed Rate Notes Due August 28, 2017
Annual Review Notes Linked to the S&P 500® Index Due September 21, 2010
Lesser Index Annual Review Notes Linked to the S&P 500® Index and the Dow Jones EURO STOXX 50SM Index Due September 28, 2010
Lesser Index Annual Review Notes Linked to the S&P 500® Index and the Dow Jones EURO STOXX 50SM Index Due October 5, 2010
Annual Review Notes Linked to the S&P 500® Index Due October 13, 2010
Original Issue Discount Notes Due October 4, 2037
Floating Rate Notes Due August 15, 2011
100% Principal Protected Notes Linked to the Rogers International Commodity Index® — Excess ReturnSM— Merrill Lynch Calculated and to the U.S. Dollar Index® Due November 30, 2010
100% Principal Protected Callable Notes Linked to 3-Month U.S. Dollar LIBOR Due December 5, 2017
Buffered Return Enhanced Notes Linked to the Asian Equity Index Basket Due December 18, 2008
Lesser Index Annual Review Notes Linked to the S&P 500® Index and the Nikkei 225® Index Due December 20, 2010
100% Principal Protected Notes Linked to the 30-Year/2-Year U.S. Dollar Constant Maturity Swap Rates Due November 26, 2027
Lesser Index Annual Review Notes Linked to the S&P 500® Index and the Dow Jones EURO STOXX 50SM Index Due December 20, 2010
Lesser Index Annual Review Notes Linked to the S&P 500® Index and the Nikkei 225® Index Due December 23, 2010
100% Principal Protected Notes Linked to the 30-Year/2-Year U.S. Dollar Constant Maturity Swap Rates Due January 28, 2028
100% Principal Protected Callable Notes Linked to 6-Month U.S. Dollar LIBOR Due February 13, 2023
Fixed Rate Notes Due February 5, 2013
100% Principal Protected Notes Linked to the 30-Year/2-Year U.S. Dollar Constant Maturity Swap Rates Due February 25, 2028

100% Principal Protected Auto-Callable Notes Linked to the 2-Year U.S. Dollar Constant Maturity Swap Rate Due February 14, 2011
100% Principal Protected Notes Linked to the 30-Year/10-Year U.S. Dollar Constant Maturity Swap Rates Due March 6, 2023
100% Principal Protected Inflation-Linked Notes Linked to the Change in Value of the Consumer Price Index Due March 19, 2013
100% Principal Protected Absolute Return Barrier Notes Linked to the S&P 500® Index Due September 17, 2009
Fixed Rate Notes Due April 16, 2012
S&P® Diversified Trends Indicator Price Return Index Due March 16, 2009
Principal Protected Notes Linked to a Domestic Sector Index Basket Due April 30, 2012
100% Principal Protected Notes Linked to the 30-Year/10-Year U.S. Dollar Constant Maturity Swap Rates Due April 30, 2018
Fixed Rate Notes Due April 25, 2013
Fixed Rate Notes Due April 25, 2018
Notes Linked to the S&P® Diversified Trends Indicator Price Return Index Due May 13, 2009
100% Principal Protected Absolute Return Barrier Notes Linked to the S&P 500® Index Due May 11, 2009
100% Principal Protected Absolute Return Barrier Notes Linked to the MSCI EAFE® Index Due May 12, 2009
Fixed Rate Notes Due August 29, 2012
Fixed Rate Notes Due September 28, 2009
100% Principal Protected Notes Due May 21, 2018
Linked to the 30-Year/10-Year U.S. Dollar Constant Maturity Swap Rates Due May 21, 2018
100% Principal Protected Absolute Return Barrier Notes Linked to the S&P 500® Index Due June 1, 2009 – Series A
100% Principal Protected Absolute Return Barrier Notes Linked to the S&P 500® Index Due June 1, 2009 – Series B
Floating Rate Notes Due May 12, 2010
100% Principal Protected Notes Linked to the 30-Year/10-Year U.S. Dollar Constant Maturity Swap Rates Due May 23, 2028
Enhanced Coupon Notes Due June 25, 2009 linked to the common stock of Apple Inc.
Fixed Rate Notes November 29, 2012
Fixed Rate Notes Due November 20, 2009
100% Principal Protected Callable Notes Linked to 3-Month U.S. Dollar LIBOR Due May 21, 2018
Floating Rate Notes Due May 20, 2009
100% Principal Protected Notes Linked to the 30-Year/2-Year U.S. Dollar Constant Maturity Swap Rates Due June 12, 2028
100% Principal Protected Absolute Return Barrier Notes Linked to the S&P 500® Index Due June 30, 2009
Capped Return Notes Linked to the MSCI EAFE Index® Due August 27, 2009
Capped Return Notes Linked to the S&P 500® Index Due August 27, 2009
Fixed Rate Notes Due February 27, 2013
Notes Linked to the S&P® Diversified Trends Indicator Price Return Index Due June 29, 2009
100% Principal Protected Notes Linked to the 30-Year/10-Year U.S. Dollar Constant Maturity Swap Rates Due June 30, 2020
100% Principal Protected Notes Linked to the 10-Year Constant Maturity Treasury Rate Due July 30, 2013
100% Principal Protected Notes Linked to the 30-Year/10-Year U.S. Dollar Constant Maturity Swap Rates Due August 7, 2018
1.00% Merrill Lynch Note Linked to the Performance of Lowe’s Companies, Inc. common stock Due June 30, 2015
Capped Return Notes Linked to the S&P 500® Index Due September 25, 2009
Fixed Rate Notes Due September 23, 2010

Fixed Rate Notes Due September 30, 2015
Capped Return Notes Linked to the Russell 2000® Index Due September 25, 2009
Leveraged Buffered Return Notes Linked to the S&P 500® Index Due November 13, 2009
95% Principal Protected Declining Rate Notes Linked to the 10-Year Constant Maturity Treasury Rate Due September 29, 2009
Leveraged Buffered Return Notes Linked to the S&P 500® Index Due December 3, 2009
Capped Return Notes Linked to the S&P 500® Index Due October 29, 2009
95% Principal Protected Declining Rate Notes Linked to the 10-Year Constant Maturity Treasury Rate Due October 26, 2009
Fixed Rate Notes Due November 4, 2010
Fixed Rate Notes Due January 15, 2009
Fixed Rate Notes Due February 3, 2014
Floating Rate Notes Due February 6, 2009
Floating Rate Notes Due January 29, 2037
100% Principal Protected Strategic Accelerated Redemption Securities® Linked to the 2-Year U.S. Dollar Constant Maturity Swap Rate Due December 1, 2010
80% Principal Protected Declining Rate Notes Linked to the 10-Year Constant Maturity Treasury Rate Due December 17, 2009
Medium-Term Notes (Consumer Price Index-Linked) Due March 2, 2009
Medium-Term Notes (Fixed Rate) Due April 2, 2019
Medium-Term Notes (Fixed Rate) Due April 2, 2019
Fixed Rate Notes Due July 15, 2014
Medium-Term Notes, Series C due August 18, 2009
Floating Rate Notes Due September 9, 2009
Fixed Rate Notes Due September 10, 2009
Inflation-Linked Notes Linked to the Performance of the Consumer Price Index Due October 1, 2014
Inflation-Linked Notes Linked to the Performance of the Consumer Price Index Due November 3, 2016
Inflation-Linked Notes Linked to the Performance of the Consumer Price Index Due November 17, 2016
Protected GrowthSM Notes Linked to the Performance of the Russell 2000® Index Due November 23, 2011
Protected GrowthSM Notes Linked to the Performance of the Dow Jones Industrial AverageSM Due November 23, 2011
Fixed Rate Notes Due November 15, 2015
Floating Rate Notes Due January 15, 2015
Fixed Rate Notes Due February 8, 2010
Floating Rate Notes Due February 5, 2010
Floating Rate Notes Due April 29, 2015
Fixed Rate Notes Due June 16, 2015
Inflation-Linked Notes Linked to the Performance of the Consumer Price Index Due August 17, 2015
Fixed Rate Notes Due August 4, 2010
Fixed-Floating Rate Notes Due August 15, 2012
Convertible Securities Exchangeable into Pharmaceutical HOLDRs Due September 7, 2010
Principal Protected Notes Linked to the Dow Jones Global Titans 50SM Index Due November 15, 2010
Inflation-Linked Notes Linked to the Performance of the Consumer Price Index Due December 2, 2010
Inflation-Linked Notes Linked to the Performance of the Consumer Price Index Due December 14, 2010
Inflation-Linked Notes Linked to the Performance of the Consumer Price Index Due February 10, 2011
Floating Rate Notes Due January 30, 2009
Inflation-Linked Notes Linked to the Performance of the Consumer Price Index Due March 9, 2011
Inflation-Linked Notes Linked to the Performance of the Consumer Price Index Due March 24, 2009
Inflation-Linked Notes Linked to the Performance of the Consumer Price Index Due April 5, 2011

Inflation-Linked Notes Linked to the Performance of the Consumer Price Index Due May 12, 2011
Notes Linked to the 10-Year/2-Year U.S. Dollar Interest Rate Swap Rates, Series 2 Due June 6, 2011
Inflation-Linked Notes Linked to the Performance of the Consumer Price Index Due June 13, 2011
Fixed Rate Notes Due June 23, 2036
Fixed Rate Notes Due June 23, 2036
Floating Rate Notes Due June 26, 2009
Floating Rate Notes Due January 7, 2010
Inflation-Linked Notes Linked to the Performance of the Consumer Price Index Due August 8, 2011
Floating Rate Notes Due July 25, 2011
Fixed Rate Notes Due July 25, 2011
Leveraged Municipal/LIBOR Notes Due November 1, 2026
Floating Rate Notes Due August 14, 2009
Floating Rate Notes Due August 14, 2009
Inflation-Linked Notes Linked to the Performance of the Consumer Price Index Due September 6, 2011
Fixed Rate Notes Due August 20, 2016
Inflation-Linked Notes Linked to the Performance of the Consumer Price Index Due October 5, 2009
Floating Rate Notes Due November 1, 2011
Floating Rate Notes Due December 4, 2009
Floating Rate Notes Due December 4, 2009
Leveraged Municipal/LIBOR Notes Due December 7, 2018
Annual Review Notes Linked to the Nikkei 225® Index Due January 7, 2010
Annual Review Notes Linked to the S&P 500® Index Due February 18, 2010
Floating Rate Notes Due December 22, 2008
Fixed Rate Notes Due January 5, 2037
Leveraged Index Notes Linked to the Rogers Commodity Index — Agriculture Excess ReturnSM — Merrill Lynch calculated Due March 9, 2011
Annual Review Notes Linked to the S&P 500® Index Due February 19, 2010
Original Issue Discount Notes Due October 4, 2037
Buffered Return Notes Linked to the Dow Jones Industrial AverageSM price-weighted index Due December 15, 2010
Annual Review Notes Linked to the S&P 500® Index Due March 4, 2010
Index Return Notes Linked to the Rogers International Commodity Index® — Excess ReturnSM— Merrill Lynch calculated Due February 27, 2012
Merrill Lynch CoreNotesSM Due November 13, 2012
Merrill Lynch CoreNotesSM Due November 19, 2012
Merrill Lynch CoreNotesSM Due November 20, 2009
Merrill Lynch CoreNotesSM Due September 22, 2010
Merrill Lynch CoreNotesSM Due September 29, 2010
Merrill Lynch CoreNotesSM Due October 27, 2010
Merrill Lynch CoreNotesSM Due November 3, 2010
Merrill Lynch CoreNotesSM Due November 10, 2010
Merrill Lynch CoreNotesSM Due November 17, 2010
Merrill Lynch CoreNotesSM Due November 24, 2010
Merrill Lynch CoreNotesSM Due December 15, 2010
Merrill Lynch CoreNotesSM Due December 22, 2010
Merrill Lynch CoreNotesSM Due December 29, 2010
Merrill Lynch CoreNotesSM, Series B Due February 3, 2014
Merrill Lynch CoreNotesSM Due February 2, 2011
Merrill Lynch CoreNotesSM, Series B Due February 3, 2014

Merrill Lynch CoreNotesSM Due February 9, 2011
Merrill Lynch CoreNotesSM Due February 27, 2011
Merrill Lynch CoreNotesSM Due February 23, 2011
Merrill Lynch CoreNotesSM Due March 1, 2011
Merrill Lynch CoreNotesSM Due March 8, 2011
Merrill Lynch CoreNotesSM Due March 15, 2011
Merrill Lynch CoreNotesSM Due March 22, 2011
Merrill Lynch CoreNotesSM Due March 29, 2011
Merrill Lynch CoreNotesSM Due April 5, 2011
Merrill Lynch CoreNotesSM Due April 26, 2011
Merrill Lynch CoreNotesSM Due May 3, 2011
Merrill Lynch CoreNotesSM Due May 5, 2014
Merrill Lynch CoreNotesSM Due May 10, 2011
Merrill Lynch CoreNotesSM Due May 17, 2011
Merrill Lynch CoreNotesSM Due May 24, 2011
Merrill Lynch CoreNotesSM Due June 1, 2011
Merrill Lynch CoreNotesSM Due June 7, 2011
Merrill Lynch CoreNotesSM Due June 14, 2011
Merrill Lynch CoreNotesSM Due June 21, 2011
Merrill Lynch CoreNotesSM Due June 28, 2011
Merrill Lynch CoreNotesSM Due July 7, 2011
Merrill Lynch CoreNotesSM Due July 26, 2011
Merrill Lynch CoreNotesSM Due August 2, 2011
Merrill Lynch CoreNotesSM Due August 9, 2011
Merrill Lynch CoreNotesSM Due August 16, 2011
Merrill Lynch CoreNotesSM Due August 23, 2011
Merrill Lynch CoreNotesSM Due August 30, 2011
Merrill Lynch CoreNotesSM Due September 7, 2011
Merrill Lynch CoreNotesSM Due September 13, 2011
Merrill Lynch CoreNotesSM Due September 20, 2011
Merrill Lynch CoreNotesSM Due September 27, 2011
Merrill Lynch CoreNotesSM Due October 4, 2011
Merrill Lynch CoreNotesSM Due October 25, 2011
Merrill Lynch CoreNotesSM Due November 1, 2011
Merrill Lynch CoreNotes®, Series B Due November 8, 2011
Merrill Lynch CoreNotes®, Series B Due November 16, 2011
Merrill Lynch CoreNotes®, Series B Due November 22, 2011
Merrill Lynch CoreNotes®, Series B Due November 30, 2011
Merrill Lynch CoreNotes®, Series B Due December 13, 2011
Merrill Lynch CoreNotes®, Series B Due December 20, 2011
Merrill Lynch CoreNotes®, Series B Due December 28, 2011
Merrill Lynch CoreNotes®, Series B Due January 10, 2012
Merrill Lynch CoreNotes®, Series B Due February 2, 2012
Merrill Lynch CoreNotes®, Series B Due February 14, 2012
Merrill Lynch CoreNotes®, Series B Due February 18, 2020
Merrill Lynch CoreNotes®, Series B Due March 16, 2020
Merrill Lynch CoreNotes®, Series B Due March 15, 2017
Merrill Lynch CoreNotes®, Series B Due March 17, 2025
Merrill Lynch CoreNotes®, Series B Due March 15, 2017

Merrill Lynch CoreNotes®, Series B Due March 17, 2025
Merrill Lynch CoreNotes®, Series B Due March 15, 2017
Merrill Lynch CoreNotes®, Series B Due March 17, 2025
Merrill Lynch CoreNotes®, Series B Due March 17, 2025
Merrill Lynch CoreNotes®, Series B Due April 15, 2025
Merrill Lynch CoreNotes®, Series B Due May 15, 2025
Merrill Lynch CoreNotes®, Series B Due May 17, 2010
Merrill Lynch CoreNotes®, Series B Due May 15, 2015
Merrill Lynch CoreNotes®, Series B Due May 17, 2010
Merrill Lynch CoreNotes®, Series B Due May 15, 2015
Merrill Lynch CoreNotes®, Series B Due June 15, 2010
Merrill Lynch CoreNotes®, Series B Due June 15, 2015
Merrill Lynch CoreNotes®, Series B Due June 15, 2010
Merrill Lynch CoreNotes®, Series B Due June 15, 2012
Merrill Lynch CoreNotes®, Series B Due June 15, 2010
Merrill Lynch CoreNotes®, Series B Due June 15, 2015
Merrill Lynch CoreNotes®, Series B Due June 15, 2010
Merrill Lynch CoreNotes®, Series B Due August 15, 2012
Merrill Lynch CoreNotes®, Series B Due August 15, 2012
Merrill Lynch CoreNotes®, Series B Due August 15, 2012
Merrill Lynch CoreNotes®, Series B Due September 17, 2012
Fixed Rate Notes Due August 14, 2037
Fixed Rate Notes Due September 18, 2037
Fixed Rate Notes Due November 20, 2037
Fixed Rate Notes Due March 11, 2038
Fixed Rate Notes Due May 5, 2028
Fixed Rate Notes Due May 23, 2023
Fixed Rate Notes Due June 19, 2028
Fixed Rate Notes Due June 24, 2033
Fixed Rate Notes Due July 7, 2023
CAD Warrants Due October 27, 2011
Global Equity Performance Weighted Warrants, Series 3 exercisable March 14, 2012
8% Monthly Income Strategic Return Notes® Linked to the CBOE DJIA BuyWrite Index Due November 9, 2010
6% Monthly Income Strategic Return Notes® Linked to the Long-Short Currency Index Due October 6, 2010
Strategic Return Notes® Linked to the Select Asia Total Return Index Due September 7, 2010
StructuredAccess Notes Linked to the Mariner StructuredAccess Index Due November 19, 2012
Strategic Return Notes® Linked to the Industrial 15 Index Due August 9, 2010
S&P 500® Market Index Target-Term Securities® Due June 7, 2010
8% Monthly Income Strategic Return Notes® Linked to the CBOE DJIA BuyWrite Index Due June 7, 2010
Strategic Return Notes® Linked to the AMEX Airline Total Return Index Due April 1, 2010
Global Equity Performance Weighted Notes, Series 2 Due October 27, 2011
100% Principal Protected Bear Notes Linked to the Performance of the PHLX Housing Sector IndexSM Due June 4. 2009
Global Equity Performance Weighted Notes, Series 3 Due March 14, 2012
Leveraged Index Return NotesSM Linked to the Dow Jones–AIG Commodity IndexSM Due February 4, 2010
Leveraged Index Return Notes Linked to the Global Equity Basket Due January 5, 2010
97% Protected Notes Linked to the Performance of the Nikkei 225 Index Due January 22, 2010
Leveraged Index Return NotesSM Linked to the Dow Jones–AIG Commodity IndexSM Due January 4, 2010
Strategic Return Notes® Linked to the Value 30 Index Due August 8, 2011

Market Index Target-Term Securities® Linked to a Global Equity Index Basket Due February 9, 2010
90% Protected Notes Linked to the Gold Spot Price Due July 6, 2009
Strategic Return Notes® Linked to the Value 30 Index Due July 6, 2011
Market Index Target-Term Securities® Linked to the Asian Equity Index Basket Due December 7, 2009
PROtected Covered Call EnhancED Income NoteSSM Linked to the Select 30 PROCEEDS Index, Series 4 Due December 7, 2009
Dow Jones-AIG Commodity IndexSM Market Index Target-Term Securities® Due November 9. 2009
Strategic Return Notes® Linked to the Industrial 15 Index Due April 25, 2011
Leveraged Index Return Notes® Linked to the Emerging Market Equity Basket Due September 8, 2009
50/150 Nikkei-225® Index Notes Due October 7, 2009
PROtected Covered Call EnhancED Income NoteSSM Linked to the S&P 500/DJ-AIG Commodity PROCEEDS Index, Series 2 Due September 8, 2009
95% Principal Protected Crude Oil Notes Due February 7, 2011
PROtected Covered Call EnhancED Income NoteSSM Linked to the Value Line 30 PROCEEDS Index, Series 2, Due January 4, 2011
8% Monthly Income Strategic Return Notes® Linked to the CBOE S&P 500 BuyWrite Index Due January 3, 2011
Nikkei 225® Market Index Target-Term Securities® Due June 5, 2009
PROtected Covered Call EnhancED Income NoteSSM Linked to the Energy Select Sector/Dow Jones-AIG Energy PROCEEDS Index Due December 7, 2010
S&P 500® Market Index Target-Term Securities® Due August 31, 2011
Strategic Return Notes® Linked to the Select Ten Index Due May 10, 2010
Strategic Return Notes® Linked to the Baby Boomer Consumption Index Due September 6, 2011
Market Index Target-Term Securities® Linked to a Global Equity Index Basket Due September 7, 2010
Leveraged Index Return Notes® Linked to the Rogers International Commodity Index® — Agriculture Excess ReturnSM — Merrill Lynch calculated Due April 5, 2010
PROtected Covered Call EnhancED Income NoteSSM Linked to the Select 25 PROCEEDS Index Due October 4, 2011
9% Callable STock Return Income DEbt SecuritiesSM Due March 5, 2009
PROtected Covered Call EnhancED Income NoteSSM Linked to the World Equity PROCEEDS Index Due April 4, 2012
Leveraged Index Return Notes® Linked to the MSCI Emerging Markets IndexSM Due September 8, 2010
Strategic Return Notes® Linked to the Select Ten Index Due March 8, 2012
100% Principal Protected BRIC Currency Basket Notes Due April 27, 2009
Principal Protected Notes Linked to a Multi Asset Class Basket Due July 27, 2010
Strategic Return Notes® Linked to the Industrial 15 Index Due February 2, 2012
Dow Jones EURO STOXX 50SM Index Market Index Target-Term Securities® Due June 28, 2010
Strategic Return Notes® Linked to the Dow Jones BRIC 50 Total Return IndexSM Due December 28, 2011
PROtected Covered Call EnhancED Income NoteSSM Linked to the U.S. Select Foreign Access 25 PROCEEDS Index Due December 22, 2011
Leveraged Index Return Notes® Linked to the Rogers International Commodity Index® — Excess ReturnSM — Merrill Lynch calculated Due June 7, 2010
Strategic Return Notes® Linked to the Select Ten Index Due November 8, 2011
Nikkei 225 Market Index Target-Term Securities® Due April 5, 2010
Callable Target Return Notes Linked to the British Pound/United States Dollar Exchange Rate Due October 5, 2009
10.71% Brazilian Real Notes Due March 8, 2017
Merrill Lynch Extendible Monthly Securities, Series 2 Due January 16, 2009
Merrill Lynch Extendible Monthly Securities, Series 2 Due February 17, 2009

Merrill Lynch Extendible Monthly Securities, Series 2 Due March 18, 2009
100% Principal Protected Notes Linked to the “Best-of” Global Currency Basket Due October 5, 2009
9% Callable STock Return Income DEbt SecuritiesSM Due September 24, 2009 Payable on the stated maturity date with Caterpillar Inc. common stock
Leveraged Index Return Notes Linked to the Merrill Lynch Commodity index eXtraSM – Excess Return Due February 28, 2012
Strategic Return Notes® Linked to the Merrill Lynch Factor ModelSM Due November 7, 2012
Accelerated Return Bear Market Notes Linked to the Russell 3000® Index Due January 21, 2009
Accelerated Return NotesSM Linked to the S&P MidCap 400® Index Due January 21, 2009
Accelerated Return NotesSM Linked to the PHLX Gold and Silver SectorSM Index Due January 16, 2009
Accelerated Return NotesSM Linked to the Nasdaq-100® Index Due January 16, 2009
Accelerated Return NotesSM Linked to the S&P 100® Index Due January 21, 2009
Merrill Lynch Long Short NotesSM Linked to the S&P 100®/Russell 2000® Long Short Index—Series XVI Due November 6, 2009
9% Callable STock Return Income DEbt SecuritiesSM Due December 4, 2009 Payable on the stated maturity date with Exxon Mobil Corporation common stock
Leveraged Index Return NotesSM Linked to the Rogers International Commodity Index®—Agriculture Excess ReturnSM—Merrill Lynch calculated Due February 9, 2010
Merrill Lynch Long Short NotesSM Linked to the Select Sectors Long Short Index—Series XV Due March 6, 2009
Market Index Target-Term Securities Linked to an International Equity Index Basket Due August 8, 2011
Leveraged Index Return Notes Linked to a Global Equity Index Basket Due September 8, 2009
12% Callable STock Return Income Debt Securities Due September 4, 2009 Payable on the stated maturity date with Apple Inc. common stock
Market Index Target-Term Securities® Linked to a Greater China Index Basket Due May 9, 2012
100% Principal Protected Global Currency Basket Notes Due February 9, 2009
Market Index Target-Term Securities Linked to a Global Equity Index Basket Due July 8, 2011
Market Index Target-Term Securities® Linked to the Dow Jones-AIG Commodity IndexSM Due January 5, 2011
Strategic Return Notes® Linked to the Select 10 Index Due July 5, 2012
Merrill Lynch Long Short NotesSM Linked to the S&P 100®/Russell 2000® Long Short Index—Series XIV Due January 5, 2009
PROtected Covered Call EnhancED Income NoteSSM Linked to the Select 30 PROCEEDS Index, Series 5 Due July 5, 2012
Market Index Target-Term Securities® Linked to a Global Equity Index Basket Due December 15, 2010
Leveraged Index Return Notes® Linked to the Dow Jones-AIG Commodity IndexSM Due April 28, 2011
Accelerated Return Notes Linked to the Health Care Select Sector Index Due June 2, 2009
Accelerated Return NotesSM Linked to the PHLX Semiconductor SectorSM Index Due January 21, 2009
Market Index Target-Term Securities® Linked to the Rogers International Commodity Index®—Excess ReturnSM—Merrill Lynch calculated Due January 30, 2013
Accelerated Return NotesSM Linked to the MSCI Brazil IndexSM Due May 5, 2009
Accelerated Return NotesSM Linked to the Rogers International Commodity Index®—Excess ReturnSM—Merrill Lynch calculated Due May 6, 2009
Accelerated Return NotesSM Linked to the Rogers International Commodity Index®—Excess ReturnSM—Merrill Lynch calculated Due January 20, 2009
100% Principal Protected Notes Linked to the Value of a Latin American Currency Basket Due September 8, 2009
Accelerated Return Bear Market Notes Linked to the Energy Select Sectors Index Due May 5, 2009
9% Callable STock Return Income DEbt Securities Due March 1, 2010
Merrill Lynch Long Short NotesSM Linked to the Consumer Staples Select Sector/Consumer Discretionary Select

Sector Long Short Index—Series XVII Due May 5, 2009
10% Callable STock Return Income DEbt Securities Due March 6, 2009
Relative Value Notes Linked to the S&P 100® Index and the Russell 2000® Index Due April 13, 2009
STrategic Accelerated Redemption SecuritiesSM Linked to the Dow Jones EURO STOXX 50SM Index Due November 9, 2009
Leveraged Index Return Notes® Linked to a Global Equity Index Basket Due April 4, 2011
100% Principal Protected Notes Linked to the Value of a Russian and Indonesian Currency Basket Due October 5, 2009
12% Callable STock Return Income DEbt Securities Due March 26, 2010
Market Index Target-Term Securities® Linked to the Rogers International Commodity Index®—Excess ReturnSM—Merrill Lynch calculated Due October 4, 2013
STrategic Accelerated Redemption SecuritiesSM Linked to the Dow Jones Industrial Average® Due April 2, 2010
STrategic Accelerated Redemption SecuritiesSM Linked to the Russell 2000® Index Due April 2, 2010
STrategic Accelerated Redemption SecuritiesSM Linked to the S&P 500® Index Due March 24, 2010
Leveraged Index Return Notes® Linked to the Rogers International Commodity Index®—Excess ReturnSM—Merrill Lynch calculated Due July 5, 2011
Accelerated Return NotesSM Linked to the Nikkei 225® Index Due June 26, 2009
PROtected Covered Call EnhancED Income NoteSSM Linked to the US-Euro PROCEEDS Index Due December 6, 2012
Strategic Return Notes® Linked to the Merrill Lynch Frontier Index Total Return in USD Due July 3, 2013
11% Callable STock Return Income DEbt SecuritiesSM Due April 28, 2009 payable on the maturity date with Cisco Systems, Inc. common stock
Merrill Lynch Long Short NotesSM Linked to the Health Care Select Sector/Energy Select Sector Long Short Index—Series XIX Due August 28, 2009
Merrill Lynch Long Short NotesSM Linked to the Select Sectors/Dow Jones U.S. Select Telecommunications Long Short Index—Series XVII Due June 5, 2009
STrategic Accelerated Redemption SecuritiesSM Linked to the Nikkei 225® Index Due February 8, 2010
STrategic Accelerated Redemption SecuritiesSM Linked to the Dow Jones-AIG Commodity IndexSM Due December 7, 2009
Leveraged Index Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Biofuels– Excess Return Due March 8, 2010
Leveraged Index Return Notes® Linked to a Global Equity Index Basket Due April 6, 2010
Strategic Return Notes® Linked to the Merrill Lynch Factor ModelSM Due December 6, 2012
STrategic Accelerated Redemption SecuritiesSM Linked to the S&P 500® Index Due November 30, 2009
Notes Linked to the TOPIX® Index Due January 29, 2009
Accelerated Return Bear Market Notes Linked to the S&P GSCITM Crude Oil Index—Excess Return Due March 27, 2009
Accelerated Return NotesSM Linked to the S&P 500® Index Due April 6, 2009
STrategic Accelerated Redemption SecuritiesSM Linked to the Nasdaq-100® Index Due February 8, 2010
Accelerated Return NotesSM Linked to the S&P Asia 50® Index Due April 6, 2009
100% Principal Protected Notes Linked to the “Best-of” Global Currency Basket Due November 9, 2009
11% Callable STock Return Income DEbt SecuritiesSM Due February 8, 2010 payable on the stated maturity date with The Home Depot, Inc. common stock
Accelerated Return NotesSM Linked to the Rogers International Commodity Index®—Agriculture Excess ReturnSM—Merrill Lynch calculated Due April 7, 2009
Relative Value Notes Linked to the S&P 100® Index and the Russell 2000® Index Due April 24, 2009
Accelerated Return NotesSM Linked to the MSCI EAFE® Index Due May 4, 2009
Accelerated Return Notes Linked to the PHLX Gold and Silver SectorSM Index Due June 2, 2009
Accelerated Return NotesSM Linked to the WilderHill New Energy Global Innovation Index Due June 3, 2009

Accelerated Return NotesSM Linked to the MSCI EAFE Index® Due February 6, 2009
STrategic Accelerated Redemption SecuritiesSM Linked to the S&P 500® Index Due March 8, 2010
Accelerated Return NotesSM Linked to the Dow Jones Industrial AverageSM Due February 5, 2009
Accelerated Return Bear Market Notes Linked to the Russell 2000® Index Due February 5, 2009
Accelerated Return Bear Market Notes Linked to the Energy Select Sector Index Due June 29, 2009
Strategic Accelerated Redemption SecuritiesSM Linked to the S&P 500® Index Due May 4, 2010
100% Principal Protected Notes Linked to the Value of a Russian Currency Basket Due October 30, 2009
Leveraged Index Return Notes® Linked to the Rogers International Commodity Index®—Excess ReturnSM—Merrill Lynch calculated Due November 1, 2011
Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index Due October 30, 2009
100% Principal Protected Barrier Notes Linked to the S&P 500® Index Due April 15, 2009
Accelerated Return NotesSM Linked to the Merrill Lynch Commodity index eXtraSM – Excess Return Due June 30, 2009
Accelerated Return Notes Linked to an International Equity Index Basket Due June 26, 2009
95% Principal Protected Notes Linked to the Dow Jones–AIG Commodity IndexSM Due April 25, 2012
Strategic Accelerated Redemption SecuritiesSM Linked to the S&P 500® Index Due June 25, 2010
100% Principal Protected Barrier Notes Linked to the S&P 500® Index Due May 27, 2009
100% Principal Protected Notes Linked to the Value of a Russian, Malaysian, South Korean and Indonesian Currency Basket Due December 30, 2009
Bear Market Strategic Accelerated Redemption SecuritiesSM Linked to the Consumer Discretionary Select Sector Index Due December 28, 2009
97% Principal Protected Notes Linked to the Value of an Indonesian, Russian, Malaysian, and Philippine Currency Basket as compared to the European Union euro Due May 7, 2010
Accelerated Return NotesSM Linked to the MSCI EAFE® Index Due August 27, 2009
95% Principal Protected Notes Linked to the European Union euro/United States dollar Exchange Rate Due December 30, 2010
Accelerated Return Notes Linked to the S&P 500® Index Due August 27, 2009
Capped Leveraged Index Return Notes® Linked to an International Small Cap Basket Due December 24, 2009
STEP Income SecuritiesSM Due June 4, 2009 Linked to the common stock of Qualcomm Incorporated
Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket Due June 29, 2010
STEP Income SecuritiesSM Due June 25, 2009 linked to the common stock of Apple Inc.
Leveraged Natural Gas Notes linked to the Value of Natural Gas Due October 4, 2010
Accelerated Return NotesSM Linked to the Dow Jones – AIG Commodity IndexSM – Excess Return Due October 6, 2009
Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index Due January 20, 2010
Strategic Accelerated Redemption SecuritiesSM Linked to the Dow Jones Industrial AverageSM Due July 7, 2010
Leveraged Index Return Notes Linked to the Rogers International Commodity Index®—Agriculture Excess ReturnSM—Merrill Lynch calculated Due July 6, 2011
Market Index Target-Term Securities® Linked to a Global Equity Index Basket Due August 24, 2012
100% Principal Protected Barrier Notes Linked to the S&P 500® Index Due June 30, 2009
90% Principal Protected Notes Linked to the Gold Spot Price Due March 11, 2013
100% Principal Protected Conditional Participation Notes Linked to the United States dollar value of the European Union euro Due December 2, 2009
100% Principal Protected Notes Linked to the Value of the Emerging European Markets Currency Basket Due January 15, 2010
Capped Leveraged Index Return Notes® Linked to the MSCI Brazil IndexSM Due January 20, 2010
Accelerated Return NotesSM Linked to the MSCI EAFE Index® Due October 5, 2009
STEP Income SecuritiesSM Due July 14, 2009 Linked to the common stock of Freeport-McMoRan Copper & Gold Inc.

Capped Leveraged Index Return Notes® Linked to the MSCI China IndexSM Due January 29, 2010
Leveraged Bear Notes Linked to Crude Oil Due July 1, 2009
Accelerated Return Notes Linked to the Gold Spot Price Due September 29, 2009
Merrill Lynch Long Short NotesSM Linked to the Consumer Staples Select Sector/Consumer Discretionary Select Sector Long Short Index—Series XX Due October 30, 2009
Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets IndexSM Due January 29, 2010
Accelerated Return Bear Market Notes Linked to the Russell 3000® Index Due October 2, 2009
Accelerated Return NotesSM Linked to the MSCI EAFE Index® Due January 29, 2010
Strategic Accelerated Redemption SecuritiesSM Linked to the S&P 500® Index Due August 3, 2010
95% Principal Protected Notes Linked to the Exchange Rate of U.S. dollars per Russian ruble Due August 7, 2009
100% Principal Protected Notes Linked to the Value of the BRIC Currency Basket Due January 19, 2010
Bear Market Strategic Accelerated Redemption SecuritiesSM Linked to the S&P Small Cap Regional Banks Index Due February 2, 2010
90% Principal Protected Notes Linked to the Exchange Rate of U.S. dollars per E.U. euro Due February 2, 2010
Capped Leveraged Index Return Notes® Linked to the MSCI EAFE Index® Due January 29, 2010
STEP Income SecuritiesSM Due August 17, 2009 linked to the common stock of Monsanto Company
100% Principal Protected Barrier Notes Linked to the S&P 500® Index Due July 31, 2009
100% Principal Protected Notes Linked to the Value of the BRIC Currency Basket Due February 2, 2010
Capped Leveraged Index Return Notes® Linked to the S&P 500® Index Due May 19, 2010
100% Principal Protected Notes Linked to the Exchange Rate of European Union euros per One Russian ruble Due February 26, 2010
97% Principal Protected Notes Linked to the Value of a Singaporean, Russian, Indian and Philippine Currency Basket as Compared to the European Union euro Due July 30, 2010
Strategic Accelerated Redemption SecuritiesSM Linked to the Dow Jones-AIG Commodity IndexSM—Excess Return Due August 31, 2010
Quarterly Income Strategic Return Notes® Linked to the U.S. Select Foreign Access 25 Buy-Write Index Due September 27, 2013
Capped Leveraged Index Return Notes® Linked to the S&P 500® Index Due February 26, 2010
Bear Market Strategic Accelerated Redemption SecuritiesSM Linked to the Dow Jones U.S. Real Estate IndexSM Due March 2, 2010
Strategic Accelerated Redemption SecuritiesSM Linked to the Dow Jones Industrial AverageSM Due August 31, 2010
9.25% Callable STock Return Income DEbt SecuritiesSM Due September 1, 2010 payable on the maturity date with Oracle Corporation common stock
Capped Leveraged Index Return Notes® Linked to the Stowe Global Coal IndexSM Due February 26, 2010
100% Principal Protected Currency Notes Linked to the United States dollar value of the British pound, European Union euro, Canadian dollar and Swiss franc Due September 1, 2010
Accelerated Return Bear Market Notes Linked to the S&P 500 Index Due October 30, 2009
97% Principal Protected Notes Linked to the Value of a Singaporean, Russian, Indian and Philippine Currency Basket as Compared to the European Union euro Due August 16, 2010
Capped Leveraged Index Return Notes Linked to the S&P 500® Index Due March 29, 2010
Capped Leveraged Index Return Notes Linked to the Rogers International Commodity Index®—Excess ReturnSM—Merrill Lynch calculated Due April 6, 2010
100% Principal Protected Notes Linked to the United States dollar value of the BRIC Currencies Due October 20, 2010
Accelerated Return Bear Market Notes Linked to the Russell 2000® Index Due November 25, 2009
Capped Leveraged Index Return Notes® Linked to the Nikkei 225 Index® Due April 5, 2010
Strategic Accelerated Redemption SecuritiesSM Linked to the S&P 500® Index Due October 5, 2010

100% Principal Protected Range Notes Linked to the S&P 500® Index Due October 6, 2009
Capped Leveraged Index Return Notes® Linked to the Gold Spot Price Due April 6, 2010
Strategic Accelerated Redemption SecuritiesSM Linked to the iShares® MSCI EAFE Index Fund Due October 5, 2010
100% Principal Protected Absolute Return Range Notes Linked to the S&P 500® Index Due April 6, 2010
Bullish 100% Principal Protected Notes Linked to a Global Equity Index Basket Due September 17, 2010
Accelerated Return Bear Market Notes Linked to the S&P 500® Index Due January 21, 2010
100% Principal Protected Currency Notes linked to the United States dollar value of the European Union euro Due November 2, 2010
Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index Due November 2, 2010
Capped Leveraged Index Return Notes® Linked to the S&P 500® Index Due December 20, 2010
Capped Leveraged Index Return Notes® Linked to the S&P 500® Index Due April 5, 2010
Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index Due December 28, 2010
Accelerated Return NotesSM Linked to the S&P 500® Index Due November 25, 2009
Strategic Accelerated Redemption Securities® Linked to the iShares® MSCI EAFE Index Fund Due November 2, 2010
Bear Market Strategic Accelerated Redemption Securities® Linked to the SPDR S&P Retail Exchange Traded Fund Due May 4, 2010
Accelerated Return NotesSM Linked to the S&P 500® Index Due January 21, 2010
100% Principal Protected Step-Up Notes Linked to the United States dollar value of the BRIC Currencies Due November 2, 2010
Capped Leveraged Index Return Notes® Linked to the S&P 500® Index Due April 30, 2010
100% Principal Protected Allocator Notes Linked to the Best Performing of Three Mixed Asset Class Baskets Due May 7, 2012
100% Principal Protected Conditional Participation Notes Linked to the S&P 500® Index Due November 9, 2009
Capped Leveraged Index Return Notes® Linked to the S&P 500® Index Due October 29, 2010
Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index Due December 1, 2010
Bear Market Strategic Accelerated Redemption Securities® Linked to the iShares® Dow Jones U.S. Real Estate Index Fund Due June 2, 2010
Capped Leveraged Index Return Notes® Linked to the S&P 500® Index Due May 28, 2010
Capped Leveraged Index Return Notes® Linked to the Technology Select Sector Index Due May 28, 2010
Accelerated Return NotesSM Linked to the S&P 500® Index Due January 29, 2010
Accelerated Return NotesSM Linked to the Consumer Staples Select Sector Index Due January 29, 2010
Accelerated Return Bear Market Notes Linked to the S&P 500® Index Due January 29, 2010
100% Principal Protected Conditional Participation Notes Linked to the S&P 500® Index Due December 2, 2009
100% Principal Protected Conditional Participation Notes Linked to the Dow Jones-AIG Commodity IndexSM — Excess Return Due December 2, 2009
Accelerated Return NotesSM Linked to the Nikkei 225® Index Due January 21, 2010
Accelerated Return NotesSM Linked to the Select Sectors Index Basket Due January 21, 2010
Capped Leveraged Index Return Notes® Linked to the S&P 500® Index Due October 29, 2010
Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket Due June 10, 2010